Filed by Security Capital Group Incorporated
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934

                                Subject Company:  Security Capital U.S. Realty
                                                   Commission File No. 1-15111






Set forth below is the text of a form of letter sent by Security Capital Group Incorporated to certain shareholders on or about October 16, 2000:


                                   Form Letter

Date

Name
Title
Address



Dear ______:


      On September 26, 2000, Security Capital and SC-U.S. Realty announced that the two companies had agreed to combine. Investor and analyst reaction to the transaction has been positive. You may wish to review the reports issued by investment research analysts at Donaldson, Lufkin & Jenrette, First Union, Green Street Advisors or Merrill Lynch for their objective perspective of the transaction. These reports can be obtained by contacting each firm directly.

      This is a major step in the simplification of Security Capital's structure; one that we believe will result in significant value for both shareholder groups. Specifically, this transaction eliminates an operating tier currently embedded in the structure and removes a level of discount and unrealized value, increasing pro forma free cash flow from operations on a per-share basis by 22.4% and pro forma net asset value (NAV) by 12.7%. Additionally, the combined company will have an equity market capitalization of over $3 billion and direct control of companies with a total market capitalization of $26.2 billion. The management and Board of Security Capital believe that this transaction is another important step towards simplifying Security Capital's structure and unlocking value.

      Over the 12 months prior to making this announcement, Security Capital completed over $1.1 billion of capital transactions, including $200 million of SCZ stock repurchases. As part of this transaction, Security Capital announced an additional $450 million share repurchase program which we believe will significantly enhance shareholder value.

      Attached for your review is the preliminary prospectus filed with the SEC on October 13, 2000. I would appreciate it if you would call me with any questions.


                                   Sincerely,
                                   SECURITY CAPITAL GROUP INCORPORATED



                                   William R. (Todd) Fowler III
                                   Vice President


                                 * * * * * * * * *

Important Information:
---------------------

Security Capital Group Incorporated ("Security Capital") filed a preliminary Registration Statement on Form S-4 with the United States Securities and Exchange Commission (the "SEC") on October 13, 2000 relating to the registration of the issuance of shares of Security Capital stock in the proposed transaction with Security Capital U.S. Realty ("U.S. Realty") and proposals to be submitted to shareholders of Security Capital and U.S. Realty in connection with the transaction. Shareholders of Security Capital and U.S. Realty are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information. You may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by Security Capital and U.S. Realty with the SEC (including the documents incorporated by reference into the joint proxy statement/prospectus) at the SEC's web site at www.sec.gov. Shareholders of Security Capital may also obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and these other documents by directing a request to Security Capital Group Incorporated, Attention: William R. Fowler, telephone: 800 988-4304. Shareholders of U.S. Realty may also obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and these other documents by directing a request to Security Capital U.S. Realty,
Attention: Laura Hamilton, telephone: +352 46 37 56 2008 (U.S. callers dial 011 352 46 37 56 2008).

Security Capital and certain other persons may be deemed to be participants in the solicitation of proxies from Security Capital's shareholders to approve the issuance of Security Capital stock in connection with the proposed transaction. The participants in this solicitation may include the directors and executive officers of Security Capital. Information regarding Security Capital's directors and executive officers and their security holdings in Security Capital is contained in Security Capital's proxy statement for its annual meeting of shareholders dated April 10, 2000.